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                                                                    EXHIBIT 99.5
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   [LOGO OF                                          777 Main Street
SHAWMUT NATIONAL                                     Hartford, Connecticut 06115
  CORPORATION
 APPEARS HERE]                                       One Federal Street
                                                     Boston, Massachusetts 02211
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CONTACT: News Media Contact:                                   Investor Contact:
         Vincent Loporchio                                     Thomas R. Rice
         (617) 292-3239                                        (203) 986-4872

                    SHAWMUT NATIONAL CORPORATION COMPLETES
                    ACQUISITION OF BARCLAYS BUSINESS CREDIT

  BOSTON, MASS. AND HARTFORD, CONN., FEBRUARY 1, 1995--Shawmut National Corporation (NYSE:SNC) today announced the completion of the previously disclosed acquisition of the assets and business of Barclays Business Credit, the U.S. commercial finance operation of Barclays PLC, for a cash premium of $290 million.

  The business will be conducted under the name of Shawmut Capital Corporation, a subsidiary of Shawmut Bank Connecticut, N.A.

  Based in Glastonbury, Conn., Shawmut Capital Corporation provides secured corporate financing to middle-market companies through 16 offices--14 located outside of New England. As of December 31, 1994, receivables were approximately $2.3 billion, more than 90 percent from borrowers outside of New England.

  Barclays Business Credit had 1994 unaudited pre-tax profits of $81 million, a return on assets of 2.3 percent, and an efficiency ratio (noninterest expenses as a percent of revenues) of 32 percent. Pre-tax profits have grown nearly 30 percent and outstanding receivables have grown 15 percent on a five-year compounded basis, while credit quality is well above commercial finance industry norms.

  "Barclays Business Credit is a superb company with exceptional management. Acquiring such a profitable and geographically diversified loan portfolio has compelling strategic and financial benefits to Shawmut," said Joel B. Alvord, Shawmut chairman and chief executive officer. "The transaction is immediately accretive to earnings per share and enables us to expand our presence in the high-growth, high-return asset-based lending business. It also reduces Shawmut's liability sensitivity, increases the geographic diversity of our loan portfolio and adds an established nationwide origination capability. We are particularly pleased that Peter Bland and his team will remain with the company to help it achieve its full growth potential."

  Shawmut National Corporation is a superregional bank holding company with approximately $35 billion in assets, including today's acquisition. In addition to Barclays Business Credit's finance business, Shawmut's acquisitions during the past year have included six banks and a trust company.

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